March 18, 2005


Mail Stop 03-06

Andrew P. Rasdal
President and Chief Executive Officer
DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121

Re:	DexCom, Inc.
	Amendment No. 3 to Registration Statement on Form S-1
	Filed March 15, 2005
	File No. 333-122454

Dear Mr. Rasdal:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form S-1
1. We note your response to comment 3 and revised disclosure on page
4. As previously requested, please expand to disclose the percentage of patients whose diabetes management involves more than two finger sticks per day, if known, or explain that testing at least twice per day is uncommon.
2. Please note that we may have further comments when you file your legality opinion and any additional exhibits.


      You may contact Patrick Enunwaonye at (202) 824-5529 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 824-5661 or me at (202) 942-1880 with any other questions.

      			Sincerely,



      			Peggy Fisher
						Assistant Director


cc (via facsimile):  Robert A. Freedman, Esq.
		      Charles Ruck, Esq.
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Andrew P. Rasdal
DexCom, Inc.
March 18, 2005
Page 1